SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

December 27, 2012

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 Response Dated October 26, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 11, 2012, with regard to the Company’s response to the Staff’s comment letter, dated October 26, 2012, regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 that was filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

LEIMING CHEN  PHILIP M.J. CULHANE  DANIEL FERTIG  CELIA LAM  CHRIS LIN  SINEAD O’SHEA  JIN HYUK PARK  YOUNGJIN SOHN  KATHRYN KING SUDOL  CHRISTOPHER WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

The Company hereby undertakes that it will file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved.  The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Set forth below are the Company’s response to each of the Staff’s comments contained in your December 11, 2012 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.  The terms used in this response letter but not otherwise defined have the same meanings previously ascribed to them in the Company’s response letter dated September 7, 2012.

Operating and Financial Review and Prospects, page 48

1.              We note on page F-11 that you conduct substantially all of your activities through the VIE, Xueda Information, and its subsidiaries in the PRC.  Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities.  The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your consolidated variable interest entities.

In response to the Staff’s comment, the Company proposes to expand the penultimate paragraph on page 48 of Proposed Amendment No. 1 to the Company’s 2011 Form 20-F (“Proposed Amendment No. 1”), submitted to the Staff as Appendix A to the Company’s response letter dated September 7, 2012, as follows (the proposed additions are in italics and underlined):

“We have consolidated the net revenues of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2009, 2010 and 2011, $77.2 million, $154.1 million and $221.7 million, or 100%, 100% and 100%, respectively, of our total net revenues are attributable to Xueda Information and its subsidiaries and schools as they conduct all of our tutoring business. For the two years ended December 31, 2010 and 2011, Xueda Information and its subsidiaries and schools accounted for an aggregate of 33% and 39%, respectively, of our consolidated total assets, and 98% and 99%, respectively, of our consolidated total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century.”

Note 1. Organization and Principal Activities, page F-8

The VIE arrangements, page F-11

2.              We note on page F-14 that you characterize the pledge agreement as an agreement that provides Xuecheng Century with effective control over Xueda Information.  Please revise your disclosures to clarify how the pledge agreement provides Xuecheng Century with power to direct the activities of the VIE that most significantly affect the entity’s economic performance.

The Pledge Agreement and the Exclusive Service Agreement provide Xuecheng Century with the right to receive the economic benefits of the VIE, and the Powers of Attorney and the Exclusive Purchase Right Contract provide Xuecheng Century with the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance.  Accordingly, the Company proposes to revise the subsection entitled “The VIE arrangements” in Note 1 on page F-11 through F-16 as follows in its future Form 20-F filings, starting from the year ending December 31, 2012 (the proposed additions are in italics and underlined, the proposed deletions are in italics and stricken through, and the texts proposed to be moved are underlined):

“The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC education companies. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Xuecheng Century, the Company’s wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries and schools in the PRC. The VIE and its subsidiaries and schools hold leases and other assets necessary to operate the Company’s learning centers, provide tutoring services and generate all of the Company’s revenues. To provide the Company the power to control and the ability to receive ~~the majority of~~ substantially all of  the expected residual returns of the VIE and its subsidiaries and schools, Xuecheng Century entered into a series of contractual arrangements with Xueda Information and its shareholders in August 2009.

•              Agreements that transfer economic benefits to Xuecheng Century

Exclusive technology consulting and management service agreement

Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services. Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information. The annual service fee amounts to substantially all of the net income of Xueda Information before the service fee. The terms of the exclusive consulting and management service agreement are 10 years and can be automatically extended for an additional 10 years at Xuecheng Century’s discretion.  In no situation will Xueda Information have the unilateral right to terminate such agreement.

Pledge agreement

Pursuant to the equity pledge agreement between Xuecheng Century and the nominee shareholders of Xueda Information, the nominee shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information’s performance of its obligations under the exclusive technology consulting and management service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Xueda Information agree that, without prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century’s interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all income in cash or otherwise generated from the pledged equity interests, such as all dividends paid on the pledged equity interests. The pledge agreement has an initial term of 10 years, and will remain effective for as long as the exclusive technology consulting and management service agreement is effective.

~~Exclusive purchase right agreement on the equity interest of Xueda Information~~

~~Pursuant to the purchase option agreement, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information.  This agreement is terminated upon the lawful transfer of all equity interests in Xueda Information to Xuecheng Century.~~

•                                          Agreements that provide Xuecheng Century effective control over Xueda Information

Power of attorney

Pursuant to the power of attorney, the nominee shareholders of Xueda Information each executed an irrevocable power of attorney assigning Xuecheng Century or any person designated by Xuecheng Century as their attorney-in-fact to vote on their behalf on all matters of Xueda Information requiring shareholder approval under PRC laws and regulations and the articles of association of Xueda Information.

The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueda Information is the same as that of Xuecheng Century. The power of attorneys will remain effective for as long as the nominee shareholders are shareholders of Xueda Information.

Exclusive purchase right ~~agreement on the equity interest of Xueda Information~~ contract

Pursuant to the exclusive purchase ~~option agreement~~ right contract, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information. This agreement ~~is~~ will terminate~~d~~ upon the lawful transfer of all equity interests in Xueda Information to Xuecheng Century. Through the exclusive purchase right contract, each of Xueda Information’s shareholders irrevocably granted Xuecheng Century an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of Xueda Information, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces Xuecheng Century’s ability to direct the activities that most significantly impact Xueda Information’s economic performance.

~~Pledge agreement~~

~~Pursuant to the equity pledge agreement between Xuecheng Century and the shareholders of Xueda Information, the shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information’s performance of its obligations under the exclusive technology consulting and service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledge, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Xueda Information agree that, without prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century’s interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all the dividends paid on the pledged equity interests. The pledge agreement has a term of 10 years, and will effective for as long as the exclusive technology consulting and management services agreement are effective.~~

As a result of these contractual arrangements, Xuecheng Century ~~is the primary beneficiary of Xueda Information, which obtained the business, assets and liabilities from Xueda Technology~~ has (1) the power to direct the activities of Xueda Information that most significantly ~~affect~~ impact ~~the entity’s~~ Xueda Information’s economic performance through its control over the board of directors and management of Xueda Information and (2) the right to receive economic benefits from ~~the VIE~~ Xueda Information, and accordingly, the Company has consolidated the financial results of ~~Xueda Technology,~~ Xueda Information and its subsidiaries and schools in the consolidated financial statements for all the periods presented. In concluding that the Company is the primary beneficiary of Xueda Information, the Company believes that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through Xuecheng Century, to vote on all matters requiring shareholder approval for Xueda Information. In addition, the Company believes that the exclusive purchase right contract provides the Company, through Xuecheng Century, with a substantive kick-out right. More specifically, the terms of the exclusive purchase right contract are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC laws to exercise such purchase right does not represent a financial barrier or disincentive for the Company, through Xuecheng Century, to exercise such purchase right. The Company’s rights under the powers of attorney and the exclusive purchase right contract provide the Company with control over the shareholders of Xueda Information and thus provide the Company with the power to direct the activities that most significantly impact Xueda Information’s economic performance.

~~In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.~~

~~The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from January 1, 2010. Because the Company, through its subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. The Company continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.~~

Risks in relation to the VIE structure

~~The Company’s ability to control the VIE also depends on the power of attorney the Xuecheng Century has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.~~

~~In addition, if~~ The Company believes that the contractual arrangements with Xueda Information and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws, regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•                  revoke the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•                  restrict the rights to collect revenues from any of our PRC subsidiaries;

•                  discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or consolidated affiliated entities;

•                  require our PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•                  take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or

•                  impose additional conditions or requirements with which we may not be able to comply.

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and their subsidiaries and schools or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIE, its subsidiaries or schools.

The Company’s ability to control ~~the VIE~~ Xueda Information also depends on the powers of attorney that enable Xuecheng Century to vote on all matters requiring shareholder approval for ~~the VIE~~ Xueda Information. As noted above, the Company believes these powers of attorney are valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

Certain shareholders of Xueda Information are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of Xueda Information. Their interests as beneficial owners of Xueda Information may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of Xueda Information, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of Xueda Information will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of Xueda Information should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of Xueda Information arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s tutoring business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries and schools.  For the years ended December 31, 2011 and 2012, Xueda Information and its subsidiaries and schools accounted for an aggregate of 39% and xx%, respectively, of the Group’s consolidated total assets, and 99% and xx%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda HK and Xuecheng Century. The financial information of the Company’s VIE and VIE’s subsidiaries and schools as of December 31, ~~2010~~2011 and ~~2011~~2012 and for the years ended December 31, ~~2009~~2010, ~~2010~~2011 and ~~2011~~2012 is as follows:

	As of December 31,
	2011	2012

Cash and cash equivalents	50,346	xxx
Prepaid expense and other current assets	15,489	xxx
Total current assets	77,336	xxx
Total assets	113,157	xxx
Deferred revenue	101,404	xxx
Total current liabilities	105,624	xxx
Total liabilities	127,933	xxx
Total equity	(14,776)	xxx

	For the year ended December 31,
	2010	2011	2012

Net revenues	155,019	223,379	xxx
Net (loss) income	3,550	(2,056)	xxx
Net cash provided by operating activities	35,510	17,355	xxx
Net cash used in investing activities	(34,374)	(7,095)	xxx
Net cash provided by financing activities	353	—	xxx
Effects of exchange rate changes	1,254	1,391	xxx

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.”

3.              We note from your response to comment 43 of our letter dated July 27, 2012 that the Exclusive Purchase Right Contract provides an in-substance kick-out right to the WFOE, which enables the WFOE to effectively control the VIE.  Please tell us how you considered this kick-out right in describing the contractual agreements that provide Xuecheng Century with power over the VIE.

The Company refers to the response to the Staff’s comment 2 above, in which the Company proposes to expand the subsection entitled “The VIE arrangements” in Note 1 to its consolidated financial statements in its Form 20-F filings for the year ending December 31, 2012 and thereafter to clarify that the Exclusive Purchase Right Contract provides the WFOE with a substantive kick-out right and strengthens the WFOE’s effective control over the VIE.

4.              We note from your response to comment 42 of our letter dated July 27, 2012 that the Pledge Agreement is for the purpose of securing the WFOE’s collection of consulting service fees from the VIE under the Exclusive Service Agreement.  Please tell us why you characterized the Pledge Agreement as an agreement that gives the WFOE power rather than an agreement that secures the transfer of economic benefits to the WFOE on page F-14.

The Company refers to the response to the Staff’s comment 2 above, in which the Company proposes to revise the subsection entitled “The VIE arrangements” in Note 1 to its consolidated financial statements in its Form 20-F filings for the year ending December 31, 2012 and thereafter to re-characterize the Pledge Agreement as an agreement that secures the transfer of the VIE’s economic benefits to the WFOE.

5.              We note on page F-11 that you conduct substantially all of your activities through the VIE, Xueda Information, and its subsidiaries in the PRC.  Please expand to explain in more detail what it means that substantially all of your activities are conducted through contractual arrangements.  In this regard, it appears unclear whether the VIE and its schools merely hold the requisite licenses and permits necessary to conduct the education business or whether the VIEs perform more expansive activities, such as, hold leases for the schools or employ teachers. Refer to ASC 810-10-50-12.d., which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE.

The Company refers to the response to the Staff’s comment 2 above, in which the Company proposes to expand the subsection entitled “The VIE arrangements” in Note 1 to its consolidated financial statements in its Form 20-F filings for the year ending December 31, 2012 and thereafter to clarify that the VIE and its subsidiaries and schools hold leases and other assets necessary to operate the Company’s learning centers, provide tutoring services and generate all of the Company’s revenues, and to explain the nature of the assets not held by the VIE.

Risks in relation to the VIE structure, page F-15

6.              We note your risk factor, “Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.”  Please tell us how you considered the requirements of ASC 810-10-50-8 in disclosing the judgments made and risks related to the described potential conflicts of interest.

The Company refers to the response to the Staff’s comment 2 above, in which the Company proposes to expand the subsection entitled “The VIE arrangements” in Note 1 to its consolidated financial statements in its Form 20-F filings for the year ending December 31, 2012 and thereafter to disclose the referenced risk of potential conflicts of interests due to the dual roles certain individuals hold in both the Company and the VIE.

*  *  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:                                Xin Jin, Chief Executive Officer and Director

Christine Lu-Wong, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett

Taylor Lam, Partner

Li Lin, Partner

Deloitte Touche Tohmatsu CPA Ltd.